Monthly Report - July, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,918,947       10,160,225
Change in unrealized gain (loss) on open            1,435,215      (2,476,845)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (611)
      obligations
   Change in unrealized gain (loss) from U.S.        (88,095)          258,383
      Treasury obligations
Interest Income 			              320,183        2,277,991
Foreign exchange gain (loss) on margin deposits     (148,612)        (190,233)
				                 ------------    -------------
Total: Income 				            4,437,638       10,028,910

Expenses:
   Brokerage commissions 		              621,918        4,607,021
   Management fee 			               53,361          355,239
   20.0% New Trading Profit Share 	              159,542          212,686
   Custody fees 		       	                    1           15,607
   Administrative expense 	       	              123,213          636,060
					         ------------    -------------
Total: Expenses 		                      958,035        5,826,613
Net Income(Loss)			   $        3,479,603        4,202,297
for July, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (123,810.049    $     3,990,648    156,240,461    160,231,109
units) at June 30, 2019
Addition of 		 	            758        331,875        332,633
198.989 units on July 1, 2019
Redemption of 		 	              0    (2,104,247)    (2,104,247)
(1,689.164) units on  July 31, 2019*
Net Income (Loss)               $       105,593      3,374,010      3,479,603
for July, 2019
         			   -------------   -------------   -----------


Net Asset Value at July 31, 2019
(122,362.822 units inclusive
of 42.948 additional units) 	      4,096,999    157,842,099    161,939,098
				  =============  ============= ==============


		GLOBAL MACRO TRUST July 2019 UPDATE
                      Year to Date     Net Asset
Series	  July ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    2.13% 	     1.82%  $  1,207.04	   97,870.631 $   118,133,893
Series 3    2.04% 	     3.84%  $  1,717.65	   19,326.914 $    33,196,860
Series 4    2.65% 	     5.55%  $  2,183.16	    3,927.866 $     8,575,149
Series 5    1.99% 	     3.37%  $  1,643.10	    1,237.411 $     2,033,196

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




						August 9, 2019
Dear Investor:

Profits came from trading equity and interest rate futures. In addition, trading of currency forwards and commodity futures posted small gains.

Continuing the trend begun earlier this year, central banks around the globe, led by the Federal Reserve, reduced interest rates 14 times in July, raising the total number of such reductions in 2019 to 53 versus only 12 increases. Also, the ECB, Bank of Japan, Bank of England and PBOC, while not cutting rates, did emphasize their preferences for easier policy stances in the wake of stubbornly low inflation, U.S.-China trade tensions, the rising risk of a no-deal Brexit and slowing growth. Against this background, long positions in Italian, German and British interest rate futures were profitable. Trading of U.S. 10- and 30-year bond futures also posted a gain. A short Canadian bond futures trade was also profitable.

Global equity markets were mixed during July as trade and growth uncertainties worried investors, while easier monetary policy provided some support. In this environment, long positions in U.S., Australian and Taiwanese stock index futures were profitable. In addition, short positions in European, South African, EAFE and Emerging Market equity index futures were also profitable. On the other hand, long positions in Chinese and Hong Kong equity futures and trading of Korean, Japanese and Italian futures produced partially offsetting losses.

The U.S. dollar traded sideways for most of the month before rising gently as interest rates fell outside the U.S. Long dollar trades versus the Swiss, British, Swedish, Japanese, and Euro currencies were profitable. A short dollar trade relative to the high yielding Turkish lira was profitable as well. Meanwhile, short U.S. dollar positions against the Canadian and Singapore dollars and Korean won posted partially offsetting losses.
Energy prices were volatile in July and the profits from long positions in Brent crude oil and RBOB gasoline, a short natural gas position and trading of heating oil marginally outpaced the loss from a long WTI crude oil trade.

Trading of non-energy commodities was fractionally positive. Short positions in wheat, corn and soybeans produced a fractional profit as trade concerns and sizable inventories weighed on prices. Short coffee, sugar and cotton trades were also slightly profitable. Livestock trading was marginally unprofitable. A short gold trade was unprofitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman